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                                                                    EXHIBIT 99.1

ABSTRACT OF THE TERMS OF APPOINTMENTS OF MR. T. V. MOHANDAS PAI, MR. SRINATH BATNI AND MR. PHANEESH MURTHY AS DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED ISSUED TO THE MEMBERS OF THE COMPANY PURSUANT TO SECTION 302 OF THE COMPANIES ACT 1956:

The Board of Directors at their meeting held on May 27, 2000 co-opted Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy as Additional Directors of the company with effect from May 27, 2000, pursuant to Section 260 of the Companies Act, 1956. They will hold office up to the date of the next Annual General Meeting, whence their appointments, as whole-time directors will be placed for the approval of the members in general meeting. Their appointments as Whole-time Directors are on the terms and conditions as set below:

I. Mr. T. V. MOHANDAS PAI & Mr. SRINATH BATNI:

1. Period of appointment: With effect from May 27, 2000 to May 26, 2005 (subject to the approval of their appointment as whole-time directors by the members in the next Annual General Meeting)

2. Details of remuneration:

a) Salary per month:

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
T. V. Mohandas Pai    Rs. 79410 p.m.   in the scale of Rs. 70000 p.m. - Rs. 200000 p.m.
Srinath Batni         Rs. 71360 p.m.   in the scale of Rs. 70000 p.m. - Rs. 200000 p.m.
------------------------------------------------------------------------------------------

b) Performance bonus:

Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to performance bonus based on their performance or based on their value addition to the company, up to a maximum of 25% of salary, payable quarterly or at other intervals as may be decided by the Board.

c) Perquisites and allowances:

i) Housing: Furnished/unfurnished residential accommodation or house rent allowance up to 40% of salary in lieu thereof. The expenditure incurred by the company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.

ii) Medical reimbursement/allowance: Reimbursement of actual expenses for self and family and/or allowances will be paid as per the rules of the company.

iii) Leave travel concession/allowance: For self and family once in a year, in accordance with the rules of the company.

iv) Club fees: Fees payable subject to a maximum of two clubs.

v) Provision of Driver/Driver's salary allowance: As per the rules of the company.

vi) Personal accident insurance: As per the rules of the company.

d) Earned/privilege leave: As per the rules of the company.

e) Company's contribution to provident fund and superannuation fund: As per the rules of the company.

f) Gratuity: As per the rules of the company.

g) Encashment of leave: As per the rules of the company.

h) Company Car and Telephone: Use of the company's car and telephone at residence for official purposes.

II. Mr. PHANEESH MURTHY

Mr. Phaneesh Murthy, is a whole-time employee of the company, based in Fremont, San Francisco, U.S.A and is a Non-resident Indian. As per the policy of the company, he currently receives remuneration denominated in U.S. Dollars. All the perquisites and allowances, insurance annuities and retirement benefits are paid for in U.S. Dollars. These terms will be applicable, subject to periodic revision as decided by the Board, so long as he is based outside of India. If and when, he is posted in a position based in India, the following terms will be subject to revision.
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1. Period of appointment: With effect from May 27, 2000 to May 26, 2005 (subject to the approval of his appointment as a whole-time director by the members in the next Annual General Meeting)

2. Details of remuneration:

a) Salary per month: $20,833 in the scale of $15,000 p.m. - $40,000 p.m.

b) Performance bonus:

Mr. Phaneesh Murthy shall be entitled to performance bonus based on his performance or based on his value addition to the company, up to a maximum of $200,000 per annum or up to 150 % of salary, payable quarterly or at other intervals as may be decided by the Board.

c) Perquisites and allowances: Mr. Phaneesh Murthy is eligible to be covered under the health-care, income protection and retirement plans offered by Infosys to all its US based employees

i) Health care benefits: The company incurs expenditure as per the rules of the company, in respect of this plan, for insuring Mr. Phaneesh Murthy and his dependent family for medical and dental care, vision care, and offers him a life insurance and accidental death and dismemberment (AD&D) insurance.

ii) Disability insurance: The company incurs expenditure as per the rules of the company, for covering Mr. Phaneesh Murthy under the income protection plan that provides short term and long term disability insurance in case of any situation that disables him from attending regular duties (and earning full wages) for a continuous period exceeding one week.

iii) 401(k) plan: Mr. Phaneesh Murthy is eligible to participate in this tax-deferred retirement benefit where the company matches 25% of the employee's contribution per year, up to a maximum amount as per the rules of the company.

iv) Conveyance: Entitled to a fully insured company leased car and operational expenses thereof to discharge his official responsibilities.

d) Earned/privilege leave: As per the rules of the company.

e) Telephone: Use of the company's telephone at residence for official purposes.

f) Encashment of leave: Payable as per the rules of the company.

The aggregate of the salary, performance bonus, perquisites and allowances, contribution towards provident fund and superannuation fund, gratuity and leave encashment taken together in respect of payment to Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

MINIMUM REMUNERATION
Where in any financial year, during the currency of tenure of Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy, the company incurs a loss or its profits are inadequate, the company may pay them remuneration by way of salary, performance bonus, perquisites and allowances not exceeding the limits as specified below:
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       Mr. T. V. Mohandas Pai   Rs. 1,728,372 p.a.    or Rs. 144,031 p.m
       Mr. Srinath Batni        Rs. 1,550,520 p.a.    or Rs. 129,210 p.m.
       Mr. Phaneesh Murthy      Rs. 1,800,000 p.a.    or Rs. 150,000 p.m.
    -----------------------------------------------------------------------
and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

3. The Agreement may be terminated by either party by giving six months notice in writing, of such termination.

4. If, at any time, Mr. T. V. Mohandas Pai or Mr. Srinath Batni or Mr. Phaneesh Murthy cease to be directors of the company for any causes whatsoever; their respective agreement shall forthwith be terminated.

5. Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy shall perform such duties as may from time to time be entrusted to them, subject to the superintendence and control of the Board of Directors.

MEMORANDUM OF INTEREST
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No director, except Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh
Murthy are concerned or interested in their respective appointments.

This abstract is being sent to members, as per the requirement of Section 302 of the Companies Act, 1956. By order of the Board

Place: Bangalore                                                             V.
Viswanathan
Date: June 12, 2000                                                     Company
Secretary